

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Michael Forbes
Chief Executive Officer
Adastra Holdings Ltd.
5451 - 275 Street
Langley, British Columbia V4W 3X8
Canada

      Re: Adastra Holdings Ltd.
          Amendment No. 4 to Registration Statement on Form 20-F
          Filed March 18, 2022
          File No. 000-56365

Dear Mr. Forbes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Cam McTavish